Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
April 19, 2011
Via EDGAR and Facsimile
Mr. Jeff Jaramillo
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549-6010

RE:	Gardner Denver, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 001-13215 Filed February 28, 2011
Dear Mr. Jaramillo:
Set forth below are Gardner Denver, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 6, 2011, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010.
For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.
Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment for portions of its responses to Comments No. 1 and No. 2. Specifically, the Company requests that the portions of these Comments that are marked by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential business information, the disclosure of which would have a potential negative effect on the outcome of the matters underlying these disclosures. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that the undersigned, Michael M. Larsen, Vice President and Chief Financial Officer, be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Larsen may be contacted at the following address and telephone number:
Michael M. Larsen
Vice President and Chief Financial Officer
1500 Liberty Ridge Drive, Suite 3000
Wayne, PA 19087
Telephone number: 610-249-2002
Accordingly, this letter omits confidential information included in the unredacted version of this letter that was delivered via facsimile to the Commission’s Division of Corporation Finance on April 19, 2011.

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
Form 10-K for the year ended December 31, 2010
Financial Statements, page 43
Notes to Consolidated Financial Statements, page 48
Note 17. Contingencies, page 82
1.	We see from your disclosures in this Note that you have been named as a defendant in a number of asbestos and silica personal injury lawsuits. We also see you indicate on page 83 of this Note that “there can be no assurance that the resolution of pending or future lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity”. Please revise future filings to disclose an estimate of possible loss or range of loss associated with the contingencies referenced in this Note. If such estimate cannot be made, please disclose that fact. We refer you to FASB ASC 450-20-50. Alternatively, tell us why you do not believe the requested disclosures are required.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company determines the accounting and reporting for its obligations for indemnity costs associated with asbestos and silica personal injury lawsuits in accordance with the applicable accounting guidance, including FASB ASC 450-20-25-2, FASB ASC 450-20-50 and FASB ASC 410-30. Although the Company has included general disclosure regarding its potential litigation exposure with respect to asbestos and silica personal injury lawsuits, no cases, individually or in the aggregate, are presently considered material to the Company’s consolidated financial statements. As discussed in Note 17, this assessment is based on the Company’s anticipated insurance and indemnification rights to address the risks of such matters, the limited potential asbestos exposure from the Company’s products, the Company’s experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Company’s products or for which the Company otherwise bears responsibility, various potential defenses available to the Company with respect to such matters, and the Company’s prior disposition of comparable matters.

At December 31, 2010, the Company’s accrued liability for estimated total undiscounted payments for indemnity costs associated with asbestos and silica personal injury lawsuits, including amounts for which the Company expects direct funding or reimbursement by insurance coverage, represented [***]. The Company established a receivable for the portion of the indemnity payments it expects to be covered by insurance. At December 31, 2010, this receivable represented [***]. At December 31, 2010, the liability for indemnity cost, net of the insurance receivable, represented [***]. The liability and receivable have not been offset on the Company’s consolidated balance sheet.

While the outcome of legal proceedings is inherently uncertain, the Company believes the amounts accrued related to this litigation are not material to the Company’s consolidated financial statements, and that at this time the possibility of a material change in its estimate of the liability or insurance receivable in the near term is remote. Accordingly, disclosure regarding the estimate of possible loss, or range of loss, associated with such litigation was not necessary in order to preclude the Company’s consolidated financial statements from being misleading. To the extent these amounts become material, the Company will include disclosures to ensure that the Company’s consolidated financial statements are not misleading.

In future filings, the Company will modify the disclosure in Note 17 including the language “there can be no assurance that the resolution of pending or future lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity”

Confidential Treatment Requested by Gardner Denver, Inc. Pursuant to Rule 83
to state: “While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience, and circumstances, the Company believes that the amounts accrued on its balance sheet are adequate and that the liabilities arising from the asbestos and silica personal injury lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company’s consolidated financial position, results of operation or liquidity. However, at this time, based on presently available information, the Company views this possibility as remote.”

2.	We also noted your disclosure that you have been identified as a potentially responsible party with respect to several sites designated for cleanup under the U.S. federal Superfund laws and in this regard, you have accrued a liability on your balance sheet to the extent costs are known or can be reasonably estimated regarding your remaining financial obligations for these matters. Please revise future filings to disclose the amount accrued or tell us why you do not believe such disclosure is necessary. We refer you to FASB ASC 450-20-50.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company determines the accounting and reporting for its obligations for cleanup under the U.S. federal Superfund laws and similar state laws in accordance with the applicable accounting guidance, including FASB ASC 410-30, FASB ASC 450-20-25-2 and FASB ASC 450-20-50. Although the Company has included general disclosure regarding its potential exposure for cleanup costs and for related or potential natural resource damages at certain designated sites, such cleanup costs and natural resource damages, individually or in the aggregate, are not considered material to the Company’s consolidated financial statements. At December 31, 2010, the Company’s accrued liability for the estimated cost of its obligations for these matters represented [***]. At this time, based on presently available information, the Company believes that the possibility of a material change in its estimate of the liability in the near term is remote. Accordingly, disclosure regarding the estimated possible loss or range of loss associated with such cleanup costs and natural resource damages was not necessary in order to preclude the Company’s consolidated financial statements from being misleading.
In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses or would like to discuss any of our views further, please feel free to contact me at 610-249-2002 on any accounting matters.
Sincerely,
/S/Michael M. Larsen
Michael M. Larsen
Vice President and Chief Financial Officer
Gardner Denver, Inc.

cc:	Brent Walters, Vice President, General Counsel, Chief Compliance Officer and Secretary of the Company